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                            December 14, 2023

       Brad K. Heppner
       Chief Executive Officer
       Beneficient
       325 North St. Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: Beneficient
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 4,
2023
                                                            File No. 333-275174

       Dear Brad K. Heppner:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 1 to the Registration Statement on Form S-1 filed December 5, 2023

       Management's Discussion and Analysis
       Liquidity and Capital Resources, page 162

   1. We note your response to comment 5 and reissue in part. Please revise your disclosure to clarify whether the
Credit and Guarantee Agreement with HH-BDH impacts your ability to meet your expected
funding needs.
 Brad K. Heppner
FirstName
BeneficientLastNameBrad K. Heppner
Comapany14,
December   NameBeneficient
              2023
December
Page 2    14, 2023 Page 2
FirstName LastName
       Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Matthew L. Fry, Esq.